Exhibit 99.1

Robin Energy Ltd. Reports Results for the Three Months Ended March 31, 2026

Limassol, Cyprus, May 12, 2026 – Robin Energy Ltd. (NASDAQ: RBNE), (“Robin”, or the “Company”), an international ship-owning company providing energy transportation services globally, today announced its results for the three months ended March 31, 2026.

Highlights of the First Quarter Ended March 31, 2026:

■	Total vessel revenues: $5.4 million, as compared to $1.6 million for the three months ended March 31, 2025, or a 237.5% increase;
■	Net income/(loss): $0.5 million, as compared to $(0.1) million, for the three months ended March 31, 2025, or a 600.0% increase;
■	Operating income/(loss): $1.3 million, as compared to $(0.1) million, for the three months ended March 31, 2025, or a 1,400.0% increase;
■	Earnings/(Loss) per common share, basic: $0.08 per share, as compared to $(0.20) per share for the three months ended March 31, 2025;
■	Adjusted net income/(loss)(1): $1.4 million, as compared to $(0.1) million for the three months ended March 31, 2025;
■	EBITDA(1): $1.3 million, as compared to $0.3 million for the three months ended March 31, 2025;
■	Adjusted EBITDA(1): $2.2 million, as compared to $0.3 million for the three months ended March 31, 2025;
■	Cash of $23.7 million as of March 31, 2026, as compared to $5.7 million as of December 31, 2025;
■
During the three months ended March 31, 2026, we received gross proceeds of $14.8 million by issuing 3.8 million common shares through an at-the-market ("ATM") offering agreement entered into on November 13, 2025, with Maxim Group LLC and Rodman & Renshaw LLC, pursuant to which we offered and sold common shares through the sales agents at our discretion. As of May 12, 2026, there were no further transactions; and

■
On March 24, 2026, the Company commenced a tender offer to purchase up to 1.0 million common shares at $3.00 per share, which expired on April 23, 2026. The offer was oversubscribed, with approximately 1.9 million shares tendered. The Company accepted 1,000,000 shares including 339,775 “odd lots,” for purchase at $3.00 per share, for an aggregate cost of approximately $3.0 million excluding fees relating to the offer.

(1)
 Adjusted net income/(loss), EBITDA and Adjusted EBITDA are not recognized measures under United States generally accepted accounting principles (“U.S. GAAP”). Please refer to Appendix B for the definitions and reconciliation of these measures to Net income/(Loss), the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Management Commentary:

Mr. Petros Panagiotidis, Chief Executive Officer of the Company, commented:

“During the first quarter of 2026, we delivered strong financial results across all key metrics. Revenues grew substantially compared to the same period in 2025, driving a marked improvement in profitability — with both net income and operating income turning positive — while our cash position strengthened materially, further solidifying our balance sheet. Following quarter end, we repurchased common shares through a tender offer and completed the sale of the M/T Wonder Mimosa, a 20-year-old Handysize tanker, for $12.8 million, generating an expected net gain of approximately $6.7 million, now positioning the company for its next phase of growth.“

Earnings Commentary:

First quarter ended March 31, 2026 and 2025 Results

Total vessel revenues increased to $5.4 million in the three months ended March 31, 2026, from $1.6 million in the same period in 2025. This increase of $3.8 million was mainly associated with the increase in the Available Days of our fleet to 270 days in the three months ended March 31, 2026 from 90 days in the same period in 2025 due to the acquisitions of LPG Dream Syrax and LPG Dream Terrax in September 2025. During the three months ended March 31, 2026, our fleet earned on average a Daily TCE Rate of $17,870, compared to an average Daily TCE Rate of $15,153 earned during the same period in 2025. Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix B for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Voyage expenses for our fleet increased to $0.5 million in the three months ended March 31, 2026, from $0.2 million in the same period in 2025. This increase of $0.3 million was mainly associated with the increase in Available days in the three months ended March 31, 2026, as compared to the same period in 2025.

The increase in vessel operating expenses by $0.9 million to $1.5 million in the three months ended March 31, 2026, from $0.6 million in the same period in 2025, mainly reflects the increase in the Ownership Days of our fleet to 270 days in the three months ended December 31, 2026 from 90 days in the same period in 2025.

The increase in management fees to $0.3 million in the three months ended March 31, 2026, from $0.1 million in the same period in 2025, mainly reflects (i) the increase in the Ownership Days of our fleet in the three months ended March 31, 2026, compared to the same period in 2025 and (ii) the increased management fees due to an inflation-based adjustment that was effected on July 1, 2025, following our entry into the master management agreement with Castor Ships with effect from April 14, 2025.

Depreciation expenses amounted to $0.6 million for our fleet in the three months ended March 31, 2026 from $0.1 million in the same period in 2025, as a result of the increase in Ownership Days of our fleet in the three months ended March 31, 2026, compared to the same period in 2025. Dry-dock amortization charges amounted to $0.3 million in the three months ended March 31, 2026 from $0.2 million in the same period of 2025. This increase in dry-dock amortization charges primarily resulted from the increase in dry-dock amortization days to 254 dry-dock amortization days in the three months ended March 31, 2026 from 90 days in the three months ended March 31, 2025.

General and administrative expenses in the three months ended March 31, 2026, amounted to $0.8 million, compared to $0.3 million in the same period of 2025. The amount of $0.8 million is mainly associated with (i) incurred legal and other corporate fees primarily related to the growth of our company, including expenses related to Proposed AI OKTO Spin-Off (as defined below) and (ii) the flat management fee for the three months ended March 31, 2026 amounting to $0.2 million. For the three months ended March 31, 2025, General and administrative expenses reflect the expense allocations made to the Company by Toro Corp. (“Toro”). For further details of the allocation, please refer to the Consolidated Financial Statements and related notes included elsewhere in the annual report on Form 20-F filed with the SEC on April 10, 2026.

Interest and finance costs, net, amounted to $(0.05) million in the three months ended March 31, 2026, whereas, in the same period of 2025, interest and finance costs, net amounted to $0.004 million. This variation is mainly due to the substantial increase in interest income for the three months ended March 31, 2026 on our available cash.

Recent Financial Developments Commentary:

Equity Update

On April 15, 2026, we paid to Toro a dividend amounting to $0.1 million on our 1.00% Series A Fixed Rate Cumulative Perpetual Convertible Preferred Shares (the “Series A Preferred Shares”) for the period from January 15, 2026 to April 14, 2026.

During the three months ended March 31, 2026, all pre-funded warrants in connection with the Company's registered direct equity offering on October 27, 2025 were exercised on a cashless basis, resulting in the issuance of an aggregate of 1,026,671 shares of common shares.

During the three months ended March 31, 2026, we received gross proceeds of $14.8 million by issuing 3.8 million common shares through the ATM offering agreement entered into on November 13, 2025, with Maxim Group LLC and Rodman & Renshaw LLC (“sales agents”), pursuant to which we may offer and sell common shares through the sales agents at our discretion. As of today, there were no further transactions.

On March 24, 2026, we commenced a tender offer (the “Offer”) to purchase up to 1.0 million of our common shares at a price of $3.00 per share in cash, which expired at 5:00 P.M. Eastern time on April 23, 2026. Based on the final count by the depositary for the tender offer, 1,909,473 common shares were properly tendered and not properly withdrawn prior to expiration of the Offer. The Offer was oversubscribed. In accordance with the terms and conditions of the Offer and based on the final count by the depositary, we accepted for payment an aggregate of 1,000,000 common shares including 339,775 “odd lots,” at a purchase price of $3.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, for an aggregate cost of approximately $3,000,000 excluding fees relating to the Offer. We accepted the shares on a pro rata basis, except for tenders of “odd lots,” which were accepted in full. We have been informed by the depositary that the final proration factor for the tender offer was 42.069%. We promptly paid for all of the common shares accepted for purchase.

As of May 12, 2026, we had 6,572,151 common shares issued and outstanding.

Recent Business Developments Commentary:

Vessel disposal

On April 22, 2026, we entered into an agreement with an unaffiliated third party for the sale of the M/T Wonder Mimosa, a 2006-built Handysize product tanker, for a price of $12.8 million. The vessel was delivered to its new owners on April 29, 2026 and we expect to record during the second quarter of 2026 a net gain of approximately $6.7 million from the sale of the M/T Wonder Mimosa, excluding any transaction-related costs.

Update on the proposed spin-off of Company’s tanker segment

On March 10, 2026, the Company announced a proposed spin-off of its tanker segment comprising of one tanker and Xavier Shipping Co.(subsidiary formerly owning the M/T Wonder Formosa), and cash (the “Proposed AI OKTO Spin-Off”), under which Robin shareholders would have received one common share of AI OKTO CORP., a newly formed subsidiary holding the tanker assets, for every 6.5 Robin common shares. In light of the sale of our tanker vessel, M/T Wonder Mimosa, completed on April 29, 2026, the proposed spinoff of our tanker segment will not proceed on the proposed terms announced in March 2026 and may not proceed at all. As part of our planned fleet growth we may consider acquisitions of tanker vessels and alternatives for our tanker segment, which subsequent to any acquisitions of tankers may still include the potential separation and spin-off of our tanker segment on terms to be determined. Any spin-off would be subject to regulatory approval, including the registration statement filed with the SEC being declared effective and the approval of the listing of AI OKTO’s common shares, and the discretion of our Board of Directors.

Liquidity/ Financing/Cash Flow Update

Our consolidated cash position increased by $18.0 million, from $5.7 million as of December 31, 2025, to $23.7 million as of March 31, 2026. During the three months ended March 31, 2026, our cash position increased mainly as a result of (i) $3.9 million of net cash flows provided by operating activities, (ii) $14.2 million of net cash flows provided by financing activities, which mainly relates to the aggregate gross proceeds less paid issuance expenses from the ATM offering agreement amounting to $14.3 million and (iii) $0.1 million of net cash flows used in investing activities, which relates to payments of vessel improvement expenses.

Fleet Employment Status (as of May 12, 2026): During the three months ended March 31, 2026, we operated on average 3.0 vessels earning a Daily TCE Rate(1) of $17,870 as compared to an average of 1.0 vessel earning a Daily TCE Rate(1) of $15,153 during the same period in 2025. Our employment profile as of May 12, 2026 is presented immediately below.

 (1) Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix B for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

LPG Carriers
Name	Type	DWT	Year Built	Country of Construction	Type of Employment	Gross Charter Rate	Estimated Redelivery Date
							Earliest	Latest
Dream Syrax	LPG carrier 5,000 cbm	5,158	2015	Japan	Time Charter period(1)	$360,000 per month	Feb-27	Mar-27
Dream Terrax	LPG carrier 5,000 cbm	4,743	2020	Japan	Time Charter period(2)	$353,000 per month	Dec-26	Jan-27

(1)
On January 30, 2026, it was agreed between us and the charterer that a new time charter period contract  commenced from March 1, 2026 until March 1, 2027 (plus or minus seven days in charterer’s option), pursuant to which the rate was $360,000 per month.

(2)
On October 9, 2025, it was agreed between us and the charterer that a new time charter period contract  commenced from March 1, 2026 until January 1, 2027 (plus or minus seven days in charterer’s option), pursuant to which the rate was $353,000 per month.

Financial Results Overview:

Set forth below are selected financial and operational data of the three months ended March 31, 2026 and 2025, respectively:

	Three Months Ended
(Expressed in U.S. dollars)	March 31, 2026 (unaudited)	March 31, 2025 (unaudited)
Total vessel revenues	$5,373,718	$1,587,164
Operating income/(loss)	$1,326,671	$(77,496)
Net income/(loss) and comprehensive income/(loss)	$524,964	$(82,077)
Adjusted net income/(loss)(1)	$1,373,634	$(82,077)
EBITDA(1)	$1,336,520	$284,351
Adjusted EBITDA(1)	$2,185,190	$284,351
Earnings/(loss) per common share, basic	$0.08	$(0.20)
Earnings/(loss) per common share, diluted	$0.03	$(0.20)

(1)
Adjusted net income/(loss), EBITDA and Adjusted EBITDA are not recognized measures under U.S. GAAP. Please refer to Appendix B of this release for the definition and reconciliation of these measures to Net income/(loss), the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Consolidated Fleet Selected Financial and Operational Data:

Set forth below are selected financial and operational data of our fleet for each of the three months ended March 31, 2026 and 2025, respectively, that we believe are useful in analyzing trends in our results of operations.

	Three Months Ended March 31,
(Expressed in U.S. dollars except for operational data)	2026	2025
Ownership Days(1)(7)	270	90
Available Days(2)(7)	270	90
Operating Days(3)(7)	270	90
Daily TCE Rate(4)	$17,870	$15,153
Fleet Utilization(5)(7)	100%	100%
Daily vessel operating expenses(6)	$5,663	$7,106

(1)	Ownership Days are the total number of calendar days in a period during which we owned a vessel.
(2)	Available Days are the Ownership Days in a period less the aggregate number of days our vessels are off-hire due to scheduled repairs, dry-dockings or special or intermediate surveys.
(3)	Operating Days are the Available Days in a period after subtracting unscheduled off-hire and idle days.
(4)
Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix B for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

(5)	Fleet Utilization is calculated by dividing the Operating Days during a period by the number of Available Days during that period.
(6)	Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by the Ownership Days for such period.
(7)	Our definitions of Ownership Days, Available Days, Operating Days, Fleet Utilization may not be comparable to those reported by other companies.

APPENDIX A

ROBIN ENERGY LTD.

Unaudited Condensed Consolidated Statements of Comprehensive Income/(Loss)

(Expressed in U.S. Dollars—except for number of share data)

(In U.S. dollars except for number of share data)	Three Months Ended March 31,
	2026	2025
REVENUES
Pool revenues	3,264,718	1,587,164
Time charter revenues	2,109,000	—
Total vessel revenues	$5,373,718	$1,587,164

EXPENSES
Voyage expenses (including commissions to related party)	(548,922)	(223,383)
Vessel operating expenses	(1,528,993)	(639,574)
General and administrative expenses (including related party fees)	(810,661)	(342,536)
Management fees - related parties	(298,500)	(96,390)
Depreciation and amortization	(859,971)	(362,777)
Operating income/(loss)	$1,326,671	$(77,496)

Interest and finance costs, net (1)	48,415	(3,651)
Other expenses, net(2)	(850,122)	(930)
Net income/(loss) and comprehensive income/(loss), net of taxes	$524,964	$(82,077)
Dividend on Series A Preferred Shares	(125,000)	—
Net income/(loss) attributable to common shareholders	$399,964	$(82,077)

Earnings/(loss) per common share, basic	$0.08	$(0.20)
Earnings/(loss) per common share, diluted	$0.03	$(0.20)
Weighted average number of common shares outstanding, basic:	4,981,238	477,345
Weighted average number of common shares outstanding, diluted:	20,468,188	477,345

(1)	Includes interest and finance costs and interest income, if any.

(2)	Includes aggregated amounts for foreign exchange losses and change in fair value of crypto assets-Bitcoin, as applicable in each period.

ROBIN ENERGY LTD.
Unaudited Condensed Consolidated Balance Sheets
(Expressed in U.S. Dollars—except for number of share data)

	March 31, 2026	December 31, 2025
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$23,651,666	$5,649,692
Due from related parties	4,597,618	6,034,859
Investment in crypto-assets-Bitcoin	3,002,731	3,851,400
Other current assets	1,488,934	1,166,860
Total current assets	32,740,949	16,702,811

NON-CURRENT ASSETS:
Vessels, net	38,612,881	39,207,988
Due from related parties	981,162	981,162
Other non-currents assets	1,790,583	2,057,152
Total non-current assets	41,384,626	42,246,302
Total assets	74,125,575	58,949,113

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Due to related parties	106,944	106,944
Other current liabilities	3,062,365	2,495,422
Total current liabilities	3,169,309	2,602,366

NON-CURRENT LIABILITIES:
Total non-current liabilities	—	—
Total liabilities	—	—

MEZZANINE EQUITY:
1.00% Series A fixed rate cumulative perpetual convertible preferred shares: 2,000,000 shares issued and outstanding as of March 31, 2026, and December 31, 2025, respectively, aggregate liquidation preference of $50,000,000 as of March 31, 2026 and December 31, 2025, respectively	25,877,180	25,877,180
Total mezzanine equity	25,877,180	25,877,180

SHAREHOLDERS’ EQUITY:
Common shares, $0.001 par value: 3,900,000,000 shares authorized; 7,572,151 and 2,805,745 issued; 7,572,151 and 2,774,865 (net of 30,880 treasury shares) shares outstanding as of March 31, 2026 and December 31, 2025, respectively.	7,572	2,805
Preferred shares, $0.001 par value: 100,000,000 shares authorized; Series B preferred shares: 40,000 shares issued and outstanding as of March 31, 2026 and December 31, 2025, respectively.	40	40
Additional paid-in capital	45,648,203	31,573,963
Treasury shares; 0 and 30,880 shares as of March 31, 2026 and December 31, 2025, respectively	—	(130,548)
Accumulated deficit	(576,729)	(976,693)
Total shareholders’ equity	45,079,086	30,469,567
Total liabilities, mezzanine equity and shareholders’ equity	$74,125,575	$58,949,113

ROBIN ENERGY LTD.
Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in U.S. Dollars)	Three Months Ended March 31,
	2026	2025
Cash Flows (used in)/provided by Operating Activities:
Net income/(loss)	$524,964	$(82,077)
Adjustments to reconcile net income/(loss) to net cash provided by Operating activities:
Depreciation and amortization	859,971	362,777
Change in fair value of crypto assets-Bitcoin	848,670	—

Changes in operating assets and liabilities:
Accounts receivable trade	(380,850)	(175,431)
Inventories	19,061	(34,477)
Due from/to related parties	1,537,240	(684,153)
Prepaid expenses and other assets	39,714	(12,448)
Accounts payable	(251,023)	106,273
Accrued liabilities	706,911	177,416
Deferred revenue	15,000	—
Net Cash provided by/(used in) Operating Activities	3,919,658	(342,120)

Cash flow (used in)/provided by Investing Activities:
Other vessel improvements	(100,000)	—
Net cash used in Investing Activities	(100,000)	—

Cash flows (used in)/provided by Financing Activities:
Net increase in former parent company Investment	—	341,937
Payment of Dividend on Series A Preferred Shares	(125,000)	—
Gross proceeds from ATM	14,845,674	—
Capital issuance expenses paid pursuant to ATM	(538,358)	—
Net cash provided by Financing Activities	14,182,316	341,937

Net increase/(decrease) in cash and cash equivalents	18,001,974	(183)
Cash and cash equivalents at the beginning of the period	5,649,692	369
Cash and cash equivalents at the end of the period	$23,651,666	$186

APPENDIX B

Non-GAAP Financial Information

Daily Time Charter Equivalent (“TCE”) Rate. The Daily Time Charter Equivalent Rate (“Daily TCE Rate”), is a measure of the average daily revenue performance of a vessel. The Daily TCE Rate is not a measure of financial performance under U.S. GAAP (i.e., it is a non-GAAP measure) and should not be considered as an alternative to any measure of financial performance presented in accordance with U.S. GAAP. We calculate Daily TCE Rate by dividing total revenues (time charter and/or voyage charter revenues, and/or pool revenues, net of charterers’ commissions), less voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time or other charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. Under voyage charters, the majority of voyage expenses are generally borne by us whereas for vessels in a pool, such expenses are borne by the pool operator. The Daily TCE Rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and, management believes that the Daily TCE Rate provides meaningful information to our investors because it compares daily net earnings generated by our vessels irrespective of the mix of charter types (e.g., time charter, voyage charter, pools) under which our vessels are employed between the periods while it further assists our management in making decisions regarding the deployment and use of our vessels and in evaluating our financial performance. Our calculation of the Daily TCE Rates may be different from and may not be comparable to that reported by other companies.

The following table reconciles the calculation of the Daily TCE Rate for our fleet to Total vessel revenues, the most directly comparable U.S. GAAP financial measure, for the periods presented:

	Three Months Ended March 31,
(In U.S. dollars, except for Available Days)	2026	2025
Total vessel revenues	$5,373,718	$1,587,164
Voyage expenses including commissions to related party	(548,922)	(223,383)
TCE revenues	$4,824,796	$1,363,781
Available Days	270	90
Daily TCE Rate	$17,870	$15,153

EBITDA and Adjusted EBITDA. EBITDA and Adjusted EBITDA are not measures of financial performance under U.S. GAAP, do not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. We define EBITDA as earnings before interest and finance costs (if any), net of interest income, taxes (when incurred), depreciation and amortization of deferred dry-docking costs. Adjusted EBITDA represents EBITDA adjusted to exclude any change at fair Value of crypto assets-Bitcoin, which the Company believes is not indicative of the ongoing performance of its core operations. EBITDA and Adjusted EBITDA are used as supplemental financial measure by management and external users of financial statements to assess our operating performance. We believe that EBITDA and Adjusted EBITDA assist our management by providing useful information that increases the comparability of our operating performance from period to period and against the operating performance of other companies in our industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA and Adjusted EBITDA as measures of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength. EBITDA and Adjusted EBITDA as presented below may be different from and may not be comparable to similarly titled measures of other companies. The following table reconciles EBITDA and Adjusted EBITDA to Net (loss)/Income, the most directly comparable U.S. GAAP financial measure, for the periods presented:

Reconciliation of EBITDA to Net Income/(Loss)

	Three Months Ended March 31,
(In U.S. dollars)	2026	2025
Net income/(loss), net of taxes	$524,964	$(82,077)
Depreciation and amortization	859,971	362,777
Interest and finance costs, net(1)	(48,415)	3,651
EBITDA	$1,336,520	$284,351
Change in fair value of crypto assets -Bitcoin	$848,670	$—
Adjusted EBITDA	$2,185,190	$284,351

(1)	Includes interest and finance costs and interest income, if any.

Adjusted Net Income/(Loss). To derive Adjusted Net income/(loss) from Net income/(loss), we exclude certain non-cash items, as provided in the table below. We believe that Adjusted Net Income/(Loss) assists our management and investors by increasing the comparability of our performance from period to period since each such measure eliminates the effects of such non-cash item as change in fair value of crypto assets -Bitcoin  which may vary from year to year, for reasons unrelated to overall operating performance. Our method of computing Adjusted Net Income/(Loss) may not necessarily be comparable to other similarly titled captions of other companies due to differences in methods of calculation. The following table reconciles Adjusted Net Income/(Loss) for the periods presented:

Adjusted Net Income/(Loss) Reconciliation

	Three Months Ended March 31,
(In U.S. dollars)	2026	2025
Net income/(loss), net of taxes	$524,964	$(82,077)
Change in fair value of crypto assets -Bitcoin	848,670	—
Adjusted net income/(loss)	$1,373,634	$(82,077)

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. We are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of current or historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these forward-looking statements, including these expectations, beliefs or projections. In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward‐looking statements include generally: our planned fleet growth and our potential to acquire tanker vessels and alternatives for our tanker segment, which may include a separation and spin-off; the effects of our spin-off from Toro, our business strategy, expected capital spending and other plans and objectives for future operations, including our ability to expand our business as a new entrant to the tanker and liquefied petroleum gas shipping industry, market conditions and trends, including volatility and cyclicality in charter rates (particularly for vessels employed in the spot voyage market or pools), factors affecting supply and demand for vessels, such as fluctuations in demand for and the price of the products we transport, fluctuating vessel values, changes in worldwide fleet capacity, opportunities for the profitable operations of vessels in the segment of the shipping industry in which we operate and global economic and financial conditions, including interest rates, inflation and the growth rates of world economies, our ability to realize the expected benefits of vessel acquisitions or sales and the effects of any change in our fleet’s size or composition, increased transactions costs and other adverse effects (such as lost profit) due to any failure to consummate any sale of our vessels, our future financial condition, operating results, future revenues and expenses, future liquidity and the adequacy of cash flows from our operations, our relationships with our current and future service providers and customers, including the ongoing performance of their obligations, dependence on their expertise, compliance with applicable laws, and any impacts on our reputation due to our association with them, the availability of debt or equity financing on acceptable terms and our ability to comply with the covenants contained in agreements relating thereto, in particular due to economic, financial or operational reasons, our continued ability to enter into time charters, voyage charters or pool arrangements with existing and new customers and pool operators and to re-charter our vessels upon the expiry of the existing charters or pool agreements, any failure by our contractual counterparties to meet their obligations, changes in our operating and capitalized expenses, including bunker prices, dry-docking, insurance costs, costs associated with regulatory compliance and costs associated with climate change, our ability to fund future capital expenditures and investments in the acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue), instances of off-hire, fluctuations in interest rates and currencies, including the value of the U.S. dollar relative to other currencies, any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach, existing or future disputes, proceedings or litigation, future sales of our securities in the public market, our ability to maintain compliance with applicable listing standards or the delisting of our common shares, volatility in our share price, potential conflicts of interest involving members of our board of directors, senior management and certain of our service providers that are related parties, general domestic and international political conditions, such as political instability, events or conflicts (including armed conflicts, such as the war in Ukraine and the conflict in the Middle East, including the outbreak of war in Iran and effective closure of the Strait of Hormuz, as well as any further broadening of the conflict), acts of piracy or maritime aggression, such as recent maritime incidents involving vessels in and around the Red Sea, sanctions, “trade wars” (including the imposition of tariffs) and potential governmental requisitioning of our vessels during a period of war or emergency, global public health threats and major outbreaks of disease, any material cybersecurity incident, changes in seaborne and other transportation, including due to the maritime incidents in and around the Red Sea, fluctuating demand for tanker and LPG carriers and/or disruption of shipping routes due to accidents, political events, international sanctions, international hostilities and instability, piracy, smuggling or acts of terrorism, changes in governmental rules and regulations or actions taken by regulatory authorities, including changes to environmental regulations applicable to the shipping industry and to vessel rules and regulations, as well as changes in inspection procedures and import and export controls, inadequacies in our insurance coverage, developments in tax laws, treaties or regulations or their interpretation in any country in which we operate and changes in our tax treatment or classification, the impact of climate change, adverse weather and natural disasters, accidents or the occurrence of other unexpected events, including in relation to the operational risks associated with transporting LPG, crude oil and/or refined petroleum products and any other factors described in our filings with the SEC.

The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication, except to the extent required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all or any of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these foregoing and other risks and uncertainties. These factors and the other risk factors described in this press release are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

CONTACT DETAILS
For further information please contact:

Investor Relations
Robin Energy Ltd.
Email: ir@robinenergy.com